MAIL STOP 3720

November 1, 2006

Mr. Bo Yu
Chairman and Chief Executive Officer
China Fortune Acquisition Corporation
Jinmao Tower
88 Century Boulevard, Suite 4403
Pudong, Shanghai
People's Republic of China 200121

> **Re:** **China Fortune Acquisition Corp.**
> **Registration Statement on Form F-1**
> **Filed October 4, 2006**
> **File No. 333-137797**

Dear Mr. Yu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that contemporaneously with this offering, you intend to privately place the insider units in reliance on Section 4(2) of the Securities Act. We also note from the cover page of the prospectus that you are registering the insider units for resale on this registration statement. Nevertheless, since Mr. Yu has agreed not to sell or transfer the insider units until after you have completed a business combination, it appears that it is inappropriate and premature to register the

insider units for resale on this registration statement at this time. Furthermore, because you are relying on an exemption from registering the offer and sale of the insider units, the issuance of any derivative securities in connection with the insider units must also be completed privately. Please revise your disclosure to remove from registration the privately-placed securities and the securities underlying them. See Section VIII.A.9 of the November 14, 2000 Current Issues and Rulemaking Projects outline.

2.   Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

3.   Currently, you identify Mr. Yu as the agent for service and provide his address in Shanghai. Please disclose the name and address of the company's agent in the United States who is authorized to receive notice. Refer to Schedule A to the Securities Act of 1933.

Prospectus Summary, page 1

4.   Please explain how "fair market value" will be measured. For example, clarify whether you will employ an investment banking firm to provide its independent valuation of the to-be-acquired business or use the negotiated purchase price of the target business. In addition, we note from the expanded disclosure on page 39 that the board and, if necessary, an independent valuation expert will have a good deal of discretion in determining the fair market value of an acquisition candidate. As a result, please consider drafting a risk factor disclosing the uncertainty that arises from the use of the term "fair market value." For example, the risk factor should address the risk that the board or valuation expert may rely heavily upon assumptions about the future growth and financial prospects of the target, rather than its historical results of operations, in determining the fair market value.

The Offering, page 3

5.   Clarify under "Limited payments to insiders" on page six that there is no limit on the amount of out-of-pocket expenses that might be incurred by your existing shareholders, officers, directors, advisors or their affiliates in connection with identifying and investigating possible business targets and business combinations. Also briefly state that these payments to insiders will be made with the net proceeds of this offering not held in the trust account.

6.   We note under "Memorandum and articles of association" on page six that in connection with any proposed business combination submitted for shareholder approval, you will also submit to shareholders a proposal to amend your

memorandum and articles to provide for your perpetual existence. Please clarify, if true, that any proposal to provide for your perpetual existence will be contingent upon shareholder approval of a business combination, such that failure to approve a business combination will also defeat any proposal providing for perpetual existence.

7.   You state under "Memorandum and articles of association" on page six that there are certain provisions of your articles that may not be amended prior to consummation of a business combination, "[a]s discussed below." It does not appear that all such provisions are discussed other than to disclose that they are contained in sections 167 through 171 of your memorandum and articles, which have yet to be filed. With a view towards enhancing investor understanding of the material terms of your articles that cannot be amended, please consider listing each provision.

8.   You state under "Conversion rights for shareholders voting to reject a business combination" on page seven that public holders voting against a business combination will be entitled to a pro rata share of the trust account "less any amount distributed" to you. What amounts are you planning to distribute to yourself? Also revise to disclose the estimated amount per share payable to stockholders upon conversion.

Risk Factors, page 11

9.   Include an additional risk factor highlighting the fact that as the company gets closer to the 24-month deadline for consummating an acquisition, it may lose leverage in negotiating the terms of an acquisition since the counterparty will know that the company has a firm deadline for completing the acquisition that cannot be extended.

Our ability to successfully effect a business combination…, page 15

10.   Disclosure in this risk factor suggests that your key personnel "may remain" with the target business. Risk factor disclosure on page 27 ("If our management following a business combination…") indicates that your management "will likely resign" from their positions following a business combination. Please reconcile.

All of our officers and directors own ordinary shares…, page 16

11.   The heading states that Bo Yu is purchasing "warrants" simultaneously with the consummation of the offering. Please revise to state that he is purchasing "insider units."

12.   We refer you to the three risk factors on pages 22-24 related to the merger and acquisition regulations. Please revise the narrative under each of these captions to clarify the potential adverse consequences if either a) the regulations do apply to a proposed transaction and you comply with them as required, or b) you fail to apply with applicable regulations. In this regard, please also clarify how and when you intend to determine whether the merger and acquisition regulations apply to a proposed transaction.

Because the September 8, 2006 PRC merger and acquisition regulations permit the government agencies…," page 23

13.   Please clarify what you mean by "Chinese authorities have been unhappy" with offshore flips.

The PRC merger and acquisition regulations of September 8, 2006…, page 23

14.   The last two paragraphs surrounding the uncertainty and ambiguity of the new PRC merger and acquisitions regulations relate to risks that are distinct from the heading. Please discuss these risks under a separate heading.

Dilution, page 32

15.   Quantify the effect on dilution as a result of the exercise of the underwriter's over-allotment option.

Selection of a target business and structuring of a business combination, page 38

16.   We note your statement concluding the second paragraph that with respect to any prospective business target refusing to execute waiver agreements regarding monies held in the trust account, you "believe [you] would cease negotiations with such target business." Please revise to clarify, if true, that you may, in fact, pursue such targets despite their refusal to execute such agreements and under what circumstances you would elect to do so.

Conversion Rights, page 41

17.   You state that it is your "understanding and intention" to structure and consummate a business combination transaction so long as no more than 19.99% of your public stockholders exercise their conversion rights. Disclose whether or not you nevertheless have the ability to lower this threshold and under what circumstances you would do so.

Management, page 47

18.   Where appropriate, please disclose the business of Cathay Fortune Corp. under
        your officers and directors' business experience.

19.   Please provide the full name for each of your officers and directors.

Principal Shareholders, page 50

20.   State the number and percentage of shares held by U.S. holders of record.

Warrants, page 55

21.   Disclose the extent to which management can modify the conditions to
        redemption as listed in the bullets on page 55. Aside from the redemption
        conditions, disclose the factors that management may consider in determining
        whether and when to call the warrants for redemption.

Taxation, page 61

22.   To the extent possible, please avoid using the terms "generally" or "in general."
        A tax discussion should be phrased as definitively as possible.

Part II

Item 8. Exhibits and Financial Statement Schedules

23.   The legality opinion filed as exhibit 5.1 does not opine on the laws of the Cayman
        Islands. An opinion by foreign counsel or US counsel that is competent to opine
        on the applicable law must be filed.

24.   Please advise us as to the scope and the applicability of the limitation that the
        warrants are binding obligations except "to the extent indemnification provisions
        contained [in] such documents, if any, may be limited by applicable federal or
        state law and consideration of public policy." We may have further comments
        after reviewing your response.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Andrew Mew, Staff Accountant, at (202) 551-3377, or Bob Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele Anderson
Legal Branch Chief

cc: *Via facsimile: (212) 818-8881*
  David Alan Miller, Esq.